UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 19)

                                 IA GLOBAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   44920E 10 4
                                 (CUSIP Number)

                                    KYO NAGAE
                        INTER ASSET JAPAN LBO NO. 1 FUND
                        35F Atago Green Hills Mori Tower
                             2-5-1 Atago, Minato-Ku
                              Tokyo 105-6235 Japan
                                81 (3) 5776-0880
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 2007
              Date of Event Which Requires Filing of This Statement

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), 13D-1(f) or 13D-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13D-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 2
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         INTER ASSET JAPAN LBO NO. 1 FUND ("IAJ LBO Fund")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               29,733,146 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          29,733,146 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         29,733,146 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       19.4%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         PN
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 3
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         PBAA Fund Ltd. ("PBAA")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               24,104,152 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          24,104,152 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         24,104,152 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       15.8%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         PN
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 4
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Terra Firma Fund Ltd. ("Terra Firma")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               13,100,000 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          13,100,000 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         13,100,000 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        8.6%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         PN
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 5
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         IA Turkey Equity Portfolio Ltd ("IA Turkey")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               2,500,000 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          2,500,000 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,500,000 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        1.6%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         PN
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 6
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         INTER ASSET JAPAN CO LTD ("IAJ")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               3,000,000 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          3,000,000 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,000,000 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        2.0%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         CO
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 7
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         HIROKI ISOBE
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         PF
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               77,675,355 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          77,675,355 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         77,675,355 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       50.8%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         IN
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 8
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         KYO NAGAE
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         PF
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               34,470,633 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          34,470,633 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         34,470,633 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       22.5%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         IN
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 9
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         DEREK SCHNEIDEMAN
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         O
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         New Zealand
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               76,936,335 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          76,936,335 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         76,936,335 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       50.3%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         IN
________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 19 to Schedule 13D ("Amendment 19") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of IA Global, Inc., a Delaware corporation formerly known as Medium4.com, Inc. (the "Issuer"), whose principal executive office is located at 550 N. Reo Street, Suite 300, Tampa, Florida 33609. The principal executive officer is Derek Schneideman, Chief Executive Officer.

     This Amendment 19 is being filed solely to give notice of (i) a private transaction whereby PBAA Fund Ltd("PBAA") sold 2,500,000 shares of Common Stock to IA Turkey Equity Portfolio Ltd, a party affiliated with our controlling shareholder group ("IA Turkey"), on February 14, 2007 for 288,000, Euros or approximately $374,075 or $0.15 per share and (ii) give notice that on April 18, 2007(a) IAJ LBO Fund; (b) PBAA; (c) Terra Firma; (d) IAJ; (e) IA Turkey and (f) Mr. Isobe (collectively the "Shareholders") granted to the Issuer and Mr. Derek Schneideman a new proxy to vote the Shareholders' common stock shares at all the Issuer's 2007 shareholder meetings.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Amendment 19 is being filed pursuant to Rule 13D-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") jointly by (a) IAJ LBO Fund; (b) PBAA; (c) Terra Firma; (d) IAJ; (e) Mr. Isobe, (f) Mr. Nagae and (g) Mr. Schneideman. IAJ LBO Fund is an open ended limited liability investment company incorporated in Japan as a private fund. PBAA, Terra Firma and IA Turkey are each an open ended limited liability investment company incorporated in the British Virgin Islands as a private fund. IAJ is a limited liability company incorporated in Japan. Mr. Isobe and Mr. Nagae are citizens of Japan. Mr. Schneideman is a citizen of New Zealand. Each "Reporting Person" (and collectively the "Reporting Persons") is an "institutional investor" or an "accredited investor."

     Information with respect to each Reporting Person is given solely by such Reporting Person; no Reporting Person has the responsibility for the accuracy or completeness of the information supplied by any other Reporting Person; and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only. Although the Reporting Persons may be deemed to constitute a "group" for the purposes of Rule 13D-3 under the Exchange Act, the filing of this statement should not be deemed an admission that the Reporting Persons are a "group" for such purposes.

     The sole general partner of IAJ LBO Fund is IAJ. The general partner of IAJ (the "IAJ General Partner") is a venture capital company. The person in control of the IAJ General Partner is Kyo Nagae, a citizen of Japan. The principal occupation of Mr. Nagae is serving as President of the IAJ General Partner and Chief Financial Officer of Global Hotline, Inc., a subsidiary of the Issuer since January 2006.

     The authorized share capital of PBAA is divided into two classes, 100 common shares having a nominal value of one Japanese yen each and 5,000,000 participating redeemable preference shares. Mr. Isobe holds all of the 100 issued common shares. The holders of the redeemable preference shares are private investors of PBAA and have no right to vote on matters submitted to PBAA's shareholders.

     The authorized share capital of Terra Firma is divided into two classes, 100 common shares having a nominal value of one Japanese yen each and 5,000,000 participating redeemable preference shares. Mr. Isobe holds all of the 100 issued common shares. The holders of the redeemable preference shares are private investors of Terra Firma and have no right to vote on matters submitted to Terra Firma's shareholders.

     The authorized share capital of IA Turkey is divided into two classes, 100 common shares having a nominal value of one Japanese yen each and 5,000,000 participating redeemable preference shares. Mr. Isobe holds all of the 100 issued common shares. The holders of the redeemable preference shares are private investors of IA Turkey and have no right to vote on matters submitted to IA Turkey's shareholders.

     Inter Asset Management Europe Ltd. ("IA Management"), the investment manager of Terra Firma, PBAA, and IA Turkey controls the investment portfolio of Terra Firma, PBAA and IA Turkey. Mr. Isobe has ultimate control of IA Management, as lead manager, and his principal occupation is serving as financial advisor to PBAA, Terra Firma, IAJ and other international investment funds. The sole director of IA Management is Mr. Isobe.

     Mr. Schneideman was appointed Chairman and Chief Executive Officer of IA Global, Inc. on February 13, 2007.

     The principal business address of IAJ LBO Fund, IAJ, IAJ General Partner, Mr. Isobe and Mr. Nagae is 35F Atago Green Hills MORI Tower, 2-5-1 Atago, Minato-ku, Tokyo 105-6235 Japan. The principal business address of PBAA, Terra Firma and IA Management is Woodbourne Hall, P.O. Box 3162, Road Town, Tortola, British Virgin Islands. The principal business address of IA Turkey is Mill Mall, Suite 6 Wickhams Cay, PO Box 3085, Road Town, Tortola, British Virgin Islands. The principal business address of Mr. Schneideman is 550 N. Reo St, Suite 300, Tampa, Florida 33609.

     During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, the IAJ General Partner or IA Management, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, the IAJ General Partner, or IA Management, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information in this Item 3 is supplemental, relates only to the transactions described in this Amendment, and is not a complete restatement of
Item 3.

ITEM 4.  PURPOSE OF TRANSACTION.

     The information in this Item 4 is supplemental, relates only to the transactions described in this Amendment 19, and is not a complete restatement of Item 4.

     This Amendment 19 is being filed solely to give notice of (i) a private transaction whereby PBAA sold 2,500,000 shares of Common Stock to IA Turkey on February 14, 2007 for 288,000 Euros or approximately $374,075 or $0.15 per share and (ii) give notice that on April 18, 2007(a) IAJ LBO Fund; (b) PBAA; (c) Terra Firma; (d) IAJ; (e) IA Turkey and (f) Mr. Isobe (collectively the "Shareholders") granted to the Issuer and Mr. Derek Schneideman a new proxy to vote the Shareholders' common stock shares at all the Issuer's 2007 shareholder meetings.

Other

     The Reporting Persons may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Persons have no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

     The Reporting Persons do not have any plans or proposals that would result in any of the actions or transactions described in clauses (a)through (j) of
Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

IAJ LBO Fund

     (a) As of April 20, 2007, IAJ LBO Fund beneficially owned 29,733,146 shares of Common Stock, representing approximately 19.4% of the outstanding Common Stock.

The percentage of ownership calculation excludes 811,285 shares held by GMB Holdings Ltd, and other shareholders for which Mr. Isobe has investment and signing authority and 12,500,018 shares issuable upon exercise of $3,750,000 of convertible promissory notes.

     (b) As of April 20, 2007, Mr. Nagae, as President of IAJ, which is also the general partner of IAJ LBO Fund, had sole voting and dispositive power with respect to 34,470,633 shares of Common Stock, which includes all shares of Common Stock held by IAJ LBO Fund and IAJ, 1,500,000 of shares beneficially owned by Mr. Nagae and 237,487 options to purchase Common Stock of the Issuer that have been issued to Mr. Nagae and have vested.

     (c) IAJ LBO Fund has not effected any transactions in Common Stock within the 60 days prior to the filing of this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

PBAA

     (a) As of April 20, 2007, PBAA beneficially owned 24,104,152 shares of Common Stock, representing approximately 15.8% of the outstanding Common Stock.

The percentage of ownership calculation excludes 811,285 shares held by GMB Holdings Ltd, and other shareholders for which Mr. Isobe has investment and signing authority and 12,500,018 shares issuable upon exercise of $3,750,000 of convertible promissory notes.

     (b) As of April 20, 2007, Mr. Isobe, as the sole common shareholder of PBAA and in his capacity with Inter Asset Europe Investment Advisory Ltd. ("IA Europe"), as the investment manager for PBAA, as the sole common shareholder of Terra Firma and IA Turkey and in his capacity with IA Management, as the investment manager of Terra Firma and IA Turkey, and in his individual capacity, had sole voting and dispositive power with respect to 77,675,355 shares of Common Stock.

     (c) PBAA sold within the 60 days prior to the filing of this Schedule 13D 2,500,000 shares of Common Stock to IA Turkey, on February 14, 2007 for 288,000 Euros or approximately $374,075 or $0.15 per share.

     (d) Not applicable.

     (e) Not applicable.

TERRA FIRMA

     (a) As of April 20, 2007, Terra Firma beneficially owned 13,100,000 shares of Common Stock, representing approximately 8.6% of the outstanding Common Stock.

The percentage of ownership calculation excludes 811,285 shares held by GMB Holdings Ltd, and other shareholders for which Mr. Isobe has investment and signing authority and 12,500,018 shares issuable upon exercise of $3,750,000 of convertible promissory notes.

     (b) As of April 20, 2007, Mr. Isobe, as the sole common shareholder of Terra Firma and in his capacity with Inter Asset Europe Investment Advisory Ltd. ("IA Europe"), as the investment manager for Terra Firma, as the sole common shareholder of PBAA and IA Turkey and in his capacity with IA Management, as the investment manager of Terra Firma and IA Turkey, and in his individual capacity, had sole voting and dispositive power with respect to 77,675,355 shares of Common Stock.

     (c) Terra Firma has not effected any transactions in Common Stock within the 60 days prior to the filing of this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

IA TURKEY EQUITY PORTFOLIO LTD

     (a) As of April 20, 2007, IA Turkey beneficially owned 2,500,000 shares of Common Stock, representing approximately 1.6% of the outstanding Common Stock.

The percentage of ownership calculation excludes 811,285 shares held by GMB Holdings Ltd, and other shareholders for which Mr. Isobe has investment and signing authority and 12,500,018 shares issuable upon exercise of $3,750,000 of convertible promissory notes.

     (b) As of April 20, 2007, Mr. Isobe, as the sole common shareholder of IA Turkey and in his capacity with IA Europe, as the investment manager for IA Turkey, as the sole common shareholder of PBAA and Terra Firma and in his capacity with IA Management, as the investment manager of PBAA Firma and Terra Firma, and in his individual capacity, had sole voting and dispositive power with respect to 77,675,355 shares of Common Stock.

     (c) IA Turkey acquired within the 60 days prior to the filing of this
Schedule 13D 2,500,000 shares of Common Stock from PBAA Fund Ltd, a party affiliated with our Controlling Shareholder Group, on February 14, 2007 for 288,000 Euros or approximately $374,075 or $0.15 per share.

     (d) Not applicable.

     (e) Not applicable.

IAJ

     (a) As of April 20, 2007, IAJ beneficially owned 3,000,000 shares of Common Stock, representing approximately 2.0% of the outstanding Common Stock.

The percentage of ownership calculation excludes 811,285 shares held by GMB Holdings Ltd, and other shareholders for which Mr. Isobe has investment and signing authority and 12,500,018 shares issuable upon exercise of $3,750,000 of convertible promissory notes.

     (b) As of April 20, 2007, Mr. Nagae, as President of IAJ, which is also the general partner of IAJ LBO Fund, had sole voting and dispositive power with respect to 34,470,633 shares of Common Stock, which includes all shares of Common Stock held by IAJ LBO and 237,487 options to purchase Common Stock of the Issuer that have been issued to Mr. Nagae and have vested.

     (c) IAJ sold within the 60 days prior to the filing of this Schedule 13D
(i) 1,000,000 shares of Common Stock to DJ Capital Holding Ltd on April 5, 2007 for 30,000,000 Yen or approximately $252,453 or $0.252 per share and (ii) a 1,836,355 shares of Common Stock to the Issuer on April 10, 2007 for $459,089 or $.250 per share.

     (d) Not applicable.

     (e) Not applicable.

Mr. Isobe

     (a) As of April 20, 2007, Mr. Isobe individually owned 4,426,772 shares of Common Stock. In addition, Mr. Isobe had investment and signing authority over 811,285 shares held by GMB Holdings Ltd, and other shareholders. GMB Holdings Ltd., a company registered in Nassau Bahamas. GMB Holdings Ltd. and the other shareholders for which Mr. Isobe has investment and signing authority are not affiliated with(a) IAJ LBO Fund; (b) PBAA; (c) Terra Firma; (d) IA Turkey or
(e)IAJ, except to the extent that the foregoing entities could be deemed to be under common control based on the ownership interests of Mr. Isobe. These shares of Common Stock represent approximately 3.4% of the outstanding Common Stock of the Issuer.

The percentage of ownership calculation includes 811,285 shares held by GMB Holdings Ltd, and other shareholders for which Mr. Isobe has investment and signing authority and excludes 12,500,018 shares issuable upon exercise of $3,750,000 of convertible promissory notes.

     (b) As of April 20, 2007, Mr. Isobe, as the sole common shareholder of PBAA, Terra Firma and IA Turkey and in his capacity with IA Europe, as the investment manager of PBAA, Terra Firma and IA Europe as the sole common shareholder of PBAA, Terra Firma and IA Turkey and in his capacity with IA Management, as the investment manager of PBAA, Terra Firma and IA Turkey, and in his individual capacity, and Mr. Isobe's affiliation with IAJ and IAJ LBO Fund had sole voting and dispositive power with respect to 77,675,355 shares of Common Stock.

     (c) Mr. Isobe has not effected any transactions in Common Stock within the 60 days prior to the filing of this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

Mr. Nagae

     (a) As of April 20, 2007, Mr. Nagae individually owned 1,500,000 shares of Common Stock and 237,487 options to purchase Common Stock of the Issuer that have been issued to Mr. Nagae and have vested. Mr. Nagae, as President of IAJ, which is also the general partner of IAJ LBO Fund, had sole voting and dispositive power with respect to 32,733,146 shares of Common Stock, which includes all shares of Common Stock held by IAJ LBO Fund and IAJ. These shares of Common Stock in total represent approximately 21.4% of the outstanding Common Stock of the Issuer.

The percentage of ownership calculation excludes 811,285 shares held by GMB Holdings Ltd, and other shareholders for which Mr. Isobe has investment and signing authority and 12,500,018 shares issuable upon exercise of $3,750,000 of convertible promissory notes.

     (b) As of April 20, 2007, Mr. Nagae, as President of IAJ, which is also the general partner of IAJ LBO Fund, had sole voting power and dispositive power with respect to 34,470,633 shares of Common Stock, which includes all shares of Common Stock held by IAJ LBO Fund and IAJ, 1,500,000 of shares beneficially owned by Mr. Nagae and 237,487 options to purchase Common Stock of the Issuer that have been issued to Mr. Nagae and have vested.

     (c) Mr. Nagae has not effected any transactions in Common Stock within the 60 days prior to the filing of this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

Mr. Schneideman

     (a) As of April 20, 2007, Mr. Schneideman individually owned 30,600 shares of Common Stock and 41,665 vested options to purchase Common Stock of the Issuer that have been issued to Mr. Schneideman. In addition, Mr. Schneideman in his capacity as Chairman and CEO of the Issuer had sole voting power and dispositive power with respect to 76,864,070 shares of Common Stock for all the Issuer's 2007 shareholder meetings pursuant to a new proxy granted on April 18, 2007. These shares of Common Stock in total represent approximately 50.3% of the outstanding Common Stock of the Issuer.

The percentage of ownership calculation excludes 811,285 shares held by GMB Holdings Ltd, and other shareholders for which Mr. Isobe has investment and signing authority and 12,500,018 shares issuable upon exercise of $3,750,000 of convertible promissory notes.

     (b) As of April 20, 2007, Mr. Schneideman, in his capacity as Chairman and CEO of the Issuer had sole voting and dispositive power with respect to 76,936,335 shares of Common Stock other than those described herein.

     (c) On April 20, 2007, in an open market purchase, Mr. Schneideman acquired 30,500 shares of Common Stock at $0.31 and on February 2007, acquired 100 shares of Common Stock at $0.31, which transactions were within 60 days prior to the filing of this Schedule 13D. On April 18, 2007, Mr. Schneideman was granted a new proxy by IAJ LBO Fund; PBAA; Terra Firma; IA Turkey; IAJ; and Mr. Isobe to vote these shareholders' shares of common stock at all of the Issuer's 2007 shareholder meetings. Also, as disclosed in Amendment 17, Mr. Schneideman was granted a proxy by IAJ LBO Fund; PBAA; Terra Firma; IAJ; and Mr. Isobe to vote these shareholders' shares of common stock at all of the Issuer's 2007 shareholder meetings.

     (d) Not applicable.

     (e) Not applicable.

Other

     The share ownership percentages described in this Amendment 19 for IAJ, IAJ LBO Fund, PBAA, Terra Firma, IA Turkey and Mr. Nagae exclude 811,285 shares held by GMB Holdings Ltd, and other shareholders for which Mr. Isobe has investment and signing authority and 12,500,018 shares issuable upon exercise of $3,750,000 of convertible promissory notes.

     The share ownership percentages described in this Amendment 19 for Mr. Isobe also includes 811,285 shares held by GMB Holdings Ltd, and other shareholders for which Mr. Isobe has investment and signing authority and excludes 12,500,018 shares issuable upon exercise of $3,750,000 of convertible promissory notes.

     The share ownership percentages described in this Amendment 19 for Mr. Nagae also include the 237,487 options to purchase shares of Common Stock held by Mr. Nagae.

     The share ownership percentages described in this Amendment 19 for Mr. Schneideman also include the 41,665 options to purchase shares of Common Stock held by Mr. Schneideman.

     The share ownership percentages described in this Amendment 19 for Mr. Schneideman and Mr. Nagae also excludes 811,285 shares held by GMB Holdings Ltd, and other shareholders for which Mr. Isobe has investment and signing authority and 12,500,018 shares issuable upon exercise of $3,750,000 of convertible promissory notes.

     Without the 811,285 shares held by GMB Holdings Ltd, and other shareholders for which Mr. Isobe has investment and signing authority, 237,487 options to purchase shares of Common Stock held by Mr. Nagae, 41,665 options to purchase shares of Common Stock held by Mr. Schneideman and 12,500,018 shares issuable upon exercise of $3,750,000 of convertible promissory notes, IAJ LBO Fund, PBAA, Terra Firma, IA Europe, IAJ, Mr. Isobe, Mr. Nagae and Mr. Schneideman collectively owned 51.3% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of April 18, 2007 of 152,915,157.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 1. Letter dated February 14, 2007 with EFG Bank.

     Exhibit 2. Commitment of Common Shares at all 2007 Shareholder Meetings dated April 18, 2007 amongst, (a)IAJ LBO Fund; (b) PBAA; (c) Terra Firma; (d) IA Turkey; IAJ; (e) Mr. Isobe, (f) Mr. Nagae and (g) Mr. Schneideman.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2007

                   INTER ASSET JAPAN LBO NO. 1 FUND

                   By:   Inter Asset Japan Co Ltd., its General Partner
                   By:   /S/ KYO NAGAE
                         ----------------------------------------------
                         Name:    Kyo Nagae
                         Title:   President

                   PBAA FUND LTD.

                   By:   /S/ HIROKI ISOBE
                         ----------------------------------------------
                         Name:    Hiroki Isobe
                         Title:   Director

                   TERRA FIRMA FUND LTD.

                   By:   /S/ HIROKI ISOBE
                         ----------------------------------------------
                         Name:    Hiroki Isobe
                         Title:   Director

                   IA TURKEY EQUITY PORTFOLIO LTD.

                   By:   /S/ HIROKI ISOBE
                         ----------------------------------------------
                         Name:    Hiroki Isobe
                         Title:   Director

                   INTER ASSET JAPAN CO LTD.

                   By:   Inter Asset Japan Co Ltd.

                   By:   /S/ KYO NAGAE
                         ----------------------------------------------
                         Name:    Kyo Nagae
                         Title:   President

                   By:   /S/ HIROKI ISOBE
                         ----------------------------------------------
                         Name:    Hiroki Isobe

                   By:   /S/ KYO NAGAE
                         ----------------------------------------------
                         Name:    Kyo Nagae

                   By:   /S/ IA GLOBAL, INC. BY DEREK SCHNEIDEMAN
                         ----------------------------------------------
                         Name:    DEREK SCHNEIDEMAN

                   By:   /S/ DEREK SCHNEIDEMAN
                         ----------------------------------------------
                         Name:    DEREK SCHNEIDEMAN

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)